EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934


02057628

For the month of September 2002

FRANCE TELECOM

(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___)

Enclosure: Press release announcing France Telecom's first-half results for 2002.

PADOCS01/217107.12

Paris, September 12th, 2002

Important Information:

Orange will hold its half-year press conference as planned on Friday, September 13, 2002 at 8:30 am

Location: Innovation Gardens - France Telecom R&D - 38, rue du Général Leclerc - Issy les Moulineaux

France Telecom: First-half 2002 marked by 17.3% increase in operating income and net loss due to non-recurring provisions

- End of investments in MobilCom
- A business model which generates considerable unleveraged free cash flow
- Sustained growth in revenues (+10%), EBITDA (+ 13.2%) and operating income (+17.3%)
- Higher profit margins as a result of intensified management controls
- Net results impacted by non-recurring provisions

- **Consolidated revenues:** 22.5 billion euros (+10% over 1H 2001), of which 40% from outside France
- **EBITDA:** 6.9 billion euros (+13.2%)
- **Operating income:** 3.2 billion euros (+17.3%)
- **Recurring income before tax:** 1.0 billion euros
- **Non-recurring provisions and other exceptional items:** (11.1) billion euros
- **Net loss (after minority interests):** (12.2) billion euros
- **Net debt:** 69.7 billion euros
- **Net Group unleveraged free cash flow from operations:** 3.6 billion euros (+67%)

Sustained growth and steadily rising operating margins: +13.2% for EBITDA and +17.3% for operating income

France Telecom's results from operations were up significantly in all of the Group's fixed-line, wireless and Internet businesses, reflecting a strong increase in the operating profitability of its core activities. Between the first half of 2001 and the first half of 2002, consolidated revenues increased by 10%, EBITDA by 13.2% and operating income by 17.3%. On a pro forma basis,[1] growth for the first-half of 2002 was just over 2% for revenues, 10% for EBITDA and 15% for operating income.

These results reflect the excellent operating performance of new businesses, including wireless and Internet activities, as well as operations outside France. For the first six months of 2002 these high-growth segments accounted for nearly 69% of total Group revenues, up from 64% in 2000 and 66% in 2001. These activities have fully benefited from sustained expansion in new services such as broadband Internet and wireless data services (SMS, WAP or GPRS). Operating results for first-half 2002 also reflect the competitiveness of fixed-line services in France.

New business areas currently account for 48% of Group EBITDA, up from 34% a year earlier. As a result of sustained growth in new businesses, ongoing management controls and lower capital expenditures, France Telecom's gross operating margins (EBITDA/revenues) advanced from 28.4% for first-half 2001 to 30.6% for first-half 2002 on a pro forma basis.

The growth strategy pursued by the Group over the past five years has continued to yield positive results. Growth remains sustained and France Telecom's operating profitability and its ability to generate unleveraged free cash flow have increased significantly.

- Orange, the market leader in France and the UK, outstripped expectations in the first half of 2002. Revenue growth was 13.8%, the customer base expanded 16.6% in one year, and the trend in average annual revenue per user was encouraging, both in France and in the UK. The 41% jump in EBITDA reflects the increasing profitability of this segment. In addition, the ratio of EBITDA to network revenues was 31.3% in the first half of 2002, up from 26.1% in the first half of 2001.

- Wanadoo, Europe's No. 2 ISP, is ahead of schedule in achieving its development objectives. For the first time since its IPO, Wanadoo reported positive EBITDA of 29 million euros, underscoring the significant improvement in its profitability. Wanadoo's Internet access services also showed strong growth, both in France and other countries, as revenues surged 88.8% for the first six months of 2002.

- Equant reached breakeven for operations despite a difficult business environment. EBITDA was 78 million euros at June 30, 2002, up from an EBITDA loss of 11 million euros at June 30, 2001. This performance is the result of more efficient cost control and the initial effects of synergies achieved following the merger with Global One.

- For the first half of 2002, TP Group (Polish carrier T.P.S.A. and its subsidiaries, including wireless operator PTK Centertel) consolidated in France Telecom's accounts since April 1, 2002, recorded an increase of over 10% in EBITDA versus first-half 2001 on a pro forma basis. The EBITDA margin reached 42.1% at June 30, 2002, up from 36.6% at June 30,

[1] In order to permit a more meaningful comparison with the first-half of 2002, pro forma information is presented which restates the first-half 2001 results, using the same scope of consolidation as in the first half of 2002. In particular, these figuresare calculated to give effect, as of the first half of 2001, to the consolidation of the TP Group (TP SA and its subsidiaries), Equant, Freeserve and Indice Multimedia, the consolidation using the equity method of Telecom Argentina and the effects of real estate sales.

2001. With its portfolio of fixed-line, wireless and Internet businesses, TP Group is a profitable company, with considerable growth potential in all its markets.

- As anticipated, the fixed-line segment has demonstrated its competitiveness: the one-time decrease observed in local call market share in the first quarter of 2002 was not repeated in the second quarter. France Telecom's share of the local and long-distance markets is stabilizing. In addition, the fixed-line segment benefits from fresh growth impetus from new services such as ADSL, which had 730,000 customers at the end of June 2002.

Companies in which France Telecom has a controlling interest had a total of 107.3 million customers at the end of June 2002, making it one of Europe's leading telecommunications operators. The Group has achieved critical mass in all its core businesses, and is now consolidating its positions. Orange, the market leader in France and the UK, has established itself as a major pan-European brand; Wanadoo has further strengthened its presence in Spain with Eresmas; and Equant is increasing its profitability following the successful merger with Global One.

A business model that generates significant unleveraged free cash flow: 3.6 billion euros (+67%)

France Telecom's business model, based on the generation of free cash flow, is efficient. Strong growth in EBITDA from all segments and increases in unleveraged free cash flow have been made possible by stable cash flows from mature businesses, coupled with a strong increase in the profitability of new activities. For the six months ending June 30, 2002, the increase in unleveraged free cash flow accelerated significantly to more than 3.6 billion euros, up 67% over the first half of 2001.

Unleveraged cash flow from fixed-line telephony in France was up more than 8% during the period thanks to a marked reduction in capital expenditure.

During the same period, the Group's growth businesses also generated more than 1 billion euros of free cash flow. This compares with negative free cash flow of 570 million euros for the year-earlier period. This strong increase is due mainly to improved margins for wireless activities. For the first six months of 2002, Orange had unleveraged free cash flow of 871 million euros, compared with 201 million euros for the first half of 2001.

Non-recurring provisions, due mainly to MobilCom, totaling 10.8 billion euros

MobilCom

In 2001, a disagreement arose between Gerhard Schmid, MobilCom, France Telecom and Orange as to the conditions of application of the cooperation framework agreement, in particular with respect to MobilCom's business plan for development of its UMTS activity and the ability of France Telecom to approve this plan.

On June 11, 2002, France Telecom and Orange informed MobilCom and Gerhard Schmid that they were terminating the cooperation framework agreement, following a series of serious breaches of the agreement by Gerhard Schmid and MobilCom.

On June 21, 2002, Mr Schmid was dismissed from his position as Chief Executive Officer by decision of MobilCom's Supervisory Board.

Once the violation of the cooperation framework agreement by Mr Schmid and MobilCom was established, France Telecom started discussions with the various parties involved in order to determine whether a solution acceptable to all could be found to ensure the future of MobilCom. In this spirit, on July 30, 2002, France Telecom signed a Memorandum of Understanding with the bank syndicate that had granted MobilCom a credit facility of 4.7 billion euros. This agreement provides that the banks would sell the MobilCom loans to France Telecom in exchange for Subordinated Perpetual Convertible Securities convertible into shares of France Telecom. Similar agreements have been signed with respect to vendor financing loans.

After the dismissal of Mr Schmid from MobilCom's Management Board, an in-depth operational, strategic and legal analysis of MobilCom was undertaken with internal and external experts on behalf of France Telecom and Orange.

The conclusions of these in-depth analyses obtained in August and September 2002 showed the structural difficulties of MobilCom, the significant decline in its results and the weakness of its customer base. These results have led France Telecom to conclude that MobilCom's UMTS activity is not viable on a standalone basis.

Furthermore, the lack of any change in the German regulatory framework necessary for market consolidation and the European Commission's decision to apply the subsidiarity principle to national legislation on this issue have also contributed to the loss of the reasonable expectation of consolidation among UMTS players in Germany, as France Telecom had anticipated when it closed its 2001 accounts.

From a strategic standpoint, the evolution of the German market, which is characterized by an excessive number of UMTS licenseholders, the lack of flexibility of the German regulatory framework necessary for market consolidation, combined with the troubling situation of MobilCom revealed by the in-depth analyses undertaken and the significant deterioration of relationships between shareholders, led the Board of Directors of France Telecom to decide, at its meeting on September 12, 2002, not to seek to take control of MobilCom and to no longer respond to its requests for financial support.

However, France Telecom has expressed its hope to seek to implement the agreements reached with the banks and equipment suppliers of MobilCom, with a view to purchasing their loans in exchange for Subordinated Perpetual Convertible Securities convertible into shares of France Telecom.

As a result, France Telecom took a provision for risks of 7 billion euros in its accounts for the six months ended June 30, 2002 related to the purchase of liabilities from banks and suppliers, and a total depreciation of the 290 million euros in shareholder loans granted by France Telecom to MobilCom in the first half of 2002.

Deferred income taxes

The 7.3 billion euro provision for MobilCom and the drop in the France Telecom share price have led to a deferment of the date at which further taxes will be paid and a recalculation of the basis used for determination of deferred tax assets.

Under these conditions, the application of prudent accounting principles, which under accounting norms take precedence over the recognition of deferred tax assets, resulted in a provision for net deferred tax liabilities of 1.8 billion euros.

69.7 billion euros in net debt at June 30, 2002

Net debt totaled 69.7 billion euros at June 30, 2002. This compares with 63.4 billion euros at December 31, 2001.
The net debt/EBITDA ratio was 5, calculated on a pro forma basis over a rolling 12-month period, and the average cost of net debt for the first half of 2002 was 5.25%.

France Telecom's net debt is expected to decline slightly during the second half of 2002 due to assets disposed since June 30, 2002 (TDF for 1.6 billion euros, Stellat for 200 million euros and Casema for 700 million euros) and anticipated cash inflows in excess of 1.5 billion euros, from the disposal of Noos, the sale of receivables, and unleveraged free cash flow.

Moreover, the amount of credit lines currently available — 7.15 billion euros at June 30, 2002 — is expected to be maintained through the end of this year.

As noted above, France Telecom expects at least 4 billion euros in additional financial resources by the end of this year from unleveraged free cash flow, disposals of non-core assets and from the sale of receivables, both already executed or planned over the coming months.

Cash outlays, either already completed in or planned for the second half of 2002, total 4.2 billion euros, covering financial investments, the portion of dividends paid in cash and debt repayment.

Credit lines available at December 31, 2002 are therefore expected to total approximately 7 billion euros.

Long-term debt repayments should reach 7.5 billion euros in the first-half of 2003. This amount is expected to be covered by available credit lines and cash generated by operations.

France Telecom's full-year results will confirm the strong increase in its operating profitability. For the third consecutive year, annual pro forma EBITDA growth should exceed 10%.

Press contacts:

Nilou du Castel Tel: +33 (0)1 44 44 93 93
Head of the Press Office
nilou.ducastel@francetelecom.com

Emilie Richer Tel: +33 (0)1 44 44 93 93
emilie.richer@francetelecom.com

Consolidated results for the first half of 2002

The following table sets forth France Telecom's revenues, EBITDA and operating income for the six months ended June 30, 2001 and 2002 and the percentage changes between these periods on a historical and a pro forma basis :

	Six months ended June 30				
	2002	2001 pro forma	2001 historical	02/01 pro forma	02/01 historical
	(euros in millions)			(% change)	
Revenues	22,472	21,992	20,424	2.2%	10.0%
EBITDA (1)	6,870	6,256	6,066	9.8%	13.2%
Operating income	3,182	2,767	2,714	15.0%	17.3%

(1) EBITDA: operating income before special items, net and depreciation and amortization

On a historical basis, France Telecom's **revenues** increased 10% due to growth in the internet, wireless and data services operations. Revenues from international operations, which increased by a multiple of three since June 30, 2000, reached 40% for the first half of 2002, compared to 33.6% for the first half of 2001.

Between the first half of 2001 and the first half of 2002, **EBITDA** increased by more than 13% and operating income increased by more than 17%.

In order to permit a more meaningful comparison with the first-half of 2002, pro forma information is presented for the first-half of 2001 which restates the first-half 2001 results using the same scope of consolidation as first-half 2002. In particular, these figures are calculated to give effect, as of the first half of 2001, to the consolidation of the TP Group (TP SA and its subsidiaries), Equant, Freeserve and Indice Multimedia, the consolidation using the equity method of Telecom Argentina, and the effects real estate sales.

On a pro forma basis, revenues in the first half of 2002 increased by slightly over 2%, EBITDA increased by nearly 10% and **operating income increased** by 15%, emphasizing the growth in France Telecom's operational profitability.

Due to the improved profitability in high-growth businesses and continuing progress in internal controls, France Telecom's EBITDA margin (EBITDA divided by revenues) increased from 28.4% for the first half of 2001 on a pro forma basis to 30.6% for the first half of 2002.

Operating income to net recurring income

(euros in millions)	Six months ended June 30, 2002	Six months ended June 30, 2001
Operating income	3,182	**2,714**
Interest expenses, net	(1,754)	(1,967)
Discounting of early retirement liability	(126)	(114)
Foreign exchange loss, net	(87)	(399)
Employee profit sharing	(51)	(71)
Equity in net income of affiliates	(163)	(292)
Net recurring income before taxes	1,001	**(129)**

Despite the high level of France Telecom's indebtedness, interest expenses, net decreased 11% during the first half of 2002 compared to the first half 2001. The decrease was mainly due to the issuance of exchangeable bonds which have lower interest rates than traditional bonds.

Excluding exceptional items, recurring income before taxes increased by 1.1 billion euros, showing France Telecom's increased profitability (excluding exceptional items).

Net recurring income to net loss

In millions of euros	Six months ended June 30, 2002	Six months ended June 30, 2001
Net recurring income before taxes	1,001	(129)
Other non-operating income (expense), net	(11,139)	1,778
Income taxes	(496)	1,439
Income (loss) before goodwill amortization	(10,634)	3,088
Goodwill amortization	(1,466)	(1,353)
Minority interests	(76)	216
Net income (loss)	(12,176)	1,951

Other non-operating income (expense), net includes in particular the provisions taken with respect to MobilCom (7.3 billion euros) and the shares and other securities of NTL (1.7 billion euros).

MobilCom

See the section "Non-Recurring Provisions, due mainly to MobilCom, totaling 10.8 billion euros."

NTL

At June 30, 2002, France Telecom, based on an estimated market value of the "New NTL" warrants 143 million euros, took:

-- A provision of 1,263 million euros for additional depreciation for the securities remaining on its balance sheet,

-- A provision of 400 million euros for the option to purchase preferred shares held by financial institutions, which were indeed purchased by France Telecom on July 12, 2002 for $1.1 billion. A provision of 811 million euros had already been taken with respect to this commitment in 2001

for a total of 1,663 million euros in order to bring the book value of France Telecom's investment to 143 million euros, which has already been covered by provisions.

Following these provisions, France Telecom has no remaining exposure to NTL.

France Telecom's **net loss** for the first half of 2002 was 12.2 billion euros.

Results by business segment

Orange Segment

The "Orange" segment encompasses wireless activities in France, the United Kingdom and the rest of the world other than wireless businesses not integrated into the Orange segment (i.e. Voxtel in Moldavia, FTML in Lebanon and Mobinil/ECMS in Egypt, which was transferred to Orange in July 2002).

	Six months ended June 30,				
	2002	2001	2001	2002/2001	2002/2001
		pro forma	historical	pro forma	historical
	(euros in millions)			(% change)	
Network revenues	7,371	6,271	6,271	17.5%	17.5%
Total revenues	8,059	7,082	7,082	13.8%	13.8%
EBITDA (1)	2,304	1,634	1,634	41.0%	41.0%
EBITDA/network revenues	31.3%	26.1%	26.1%		
Operating income (2)	1,245	819	819	52.1%	52.1%
Investments in UMTS/GSM licenses	61	186	186	(67.2)%	(67.2)%
Investments in tangible and intangible assets (other than UMTS/GSM licenses)	1,433	1,433	1,433	0.0%	0.0%

(1) EBITDA = operating income before special items, net and depreciation and amortization

(2) Operating income before special items, net

Revenues for the Orange segment increased 13.8% in the first half of 2002. At June 30, 2002, Orange had a customer base of 41.4 million, an increase of 16.6% in one year.

In France, Orange reported an increase of 14.4% in revenues, due to a 17% increase in the number of customers (18.6 million at June 30, 2002). Orange France has continued to benefit from the slowdown in the rate of decline in average annual revenue per user and the general shift of its customer base towards higher value-added contract customers.

Revenues for Orange UK increased 11.8% in the first half of 2002, due to a 7.9% increase in the number of customers at the end of the period (12.8 million at June 30, 2002, compared with 11.9 million at June 30, 2001), and to the nearly 15.6% increase in the average number of subscribers. This increase was also due to the slowdown in the rate of decline in average annual revenue per user compared with June 30, 2001. As in France, the proportion of contract customers to the total customer base showed a marked rise.

Other businesses in this segment, almost all of which are in Europe, have grown significantly, especially in Belgium, Slovakia and Switzerland. In total, revenues for "Orange outside of France and the UK" (Rest of World) increased by 18.5% in the first half of 2002.

EBITDA for the Orange segment increased 41% between June 30, 2001 and June 30, 2002. This strong growth resulted from improved profitability for the segment as a whole, with the margin of EBITDA to network revenues increasing from 26.1% in the first half of 2001 to 31.3% in the first half of 2002.

In France, EBITDA for Orange increased 17.4% between June 30, 2001 and June 30, 2002, with the margin of EBITDA to network revenues increasing from 38.0% to 38.9% over the same period.

In the United Kingdom, EBITDA for Orange increased 56.3% between the first half of 2001 and the first half of 2002, with the margin of EBITDA to network revenues increasing from 25.7% at June 30, 2001 to 33.0% at June 30, 2002.

Outside of France and the UK, EBITDA rose significantly from 70 million euros to 334 million euros. As a result, the margin of EBITDA to network revenues went from 5.7% at June 30, 2001 to 23.0% at June 30, 2002.

Investments in tangible and intangible assets, other than UMTS and GSM licenses, for Orange remained stable at 1,433 million euros at June 30, 2002, unchanged from June 30, 2001. Capital expenditures for tangible assets showed a slight decline in the first half of 2002 to reach 1,401 million euros, compared with 1,436 million euros at June 30, 2001.
In France, Orange's capital expenditures for tangible assets decreased 18% between June 30, 2001 and June 30, 2002. This decrease was due to declining expenditures for 2G technology and the as yet modest level of expenditure for 3G (UMTS) technology.
In the United Kingdom, capital expenditures for tangible assets were relatively stable in comparison with the figures at June 30, 2001, reflecting both declining expenditures for 2G technology and lower than anticipated outlays to acquire and prepare sites for 3G telecommunications networks.
The increase in capital expenditures for tangible assets outside of France and the UK was mainly due to the deployment of a new network in Sweden.
In the first half of 2002, Orange's capital expenditures included the acquisition of a GSM license in Africa. No UMTS licenses were acquired in the first half of 2002.

Wanadoo segment

The "Wanadoo" segment includes internet access services, portals, e-merchant sites, directories and business services (chiefly creating websites).

The pro forma figures for the first half of 2001 presented in the table below include the consolidation of Freeserve and Indice Multimedia from January 1, 2001, instead of from the historical dates of March 1 and April 1, 2001, respectively.

	Six months ended June 30,				
	2002	**2001**	**2001**	**2002/2001**	**2002/2001**
		pro forma	historical	pro forma	historical
	(euros in millions)			(% change)	
Revenues	918	705	689	**30.2%**	**33.2%**
EBITDA (1)	29	(61)	(54)	**146.4%**	**153.7%**
Operating income (2)	(4)	(100)	(92)	**96.1%**	**95.7%**
Investments in tangible and intangible assets	42	41	40	**2.4%**	**5.0%**

(1) EBITDA = operating income before special items, net and depreciation and amortization
(2) Operating income before special items, net

In the first half of 2002, on a historical basis, revenues for the Wanadoo segment increased 33.2% over the year-earlier period, due in minor part to changes in scope of consolidation. This increase was due in greater part to the growth of the Access, Portals and e-merchant sub-segment, which showed an increase in revenues of 69.2%. The Directories and Business Services sub-segment achieved modest growth of 4.6%, generated by the Yellow Pages and reflecting the consolidation of Indice Multimedia in the consolidated accounts for the entire period.

On a pro forma basis, revenues increased 30.2% between the first half of 2001 and the first half of 2002, with the Access, Portals and e-merchant sub-segment up 59.3% and the Directories and Business Services sub-segment up 5.6%.

Ahead of schedule with respect to its development plan, Wanadoo reported 29 million euros in EBITDA for the first half of 2002, compared with a negative EBITDA of 54 million euros for the year-earlier period on a historical basis and a negative EBITDA of 61 million euros on a pro forma basis. This performance reflects the sharply improved operating profitability achieved by the Wanadoo segment.

On a pro forma basis, investments in tangible and intangible assets for the Wanadoo segment increased slightly by 2.4% between June 30, 2001 and June 30, 2002. This increase was due in large part to the increase in investments related to the expanding customer base and portal audience of the Access, Portals and e-merchant sub-segment. Investments related to the Directories and Business Services sub-segment remained stable with respect to the first half of 2002.

Fixed-line, voice and data services — France

The "Fixed-line, voice and data services — France" segment combines several of France Telecom's historical activities in France, including fixed-line telephony, business networks, broadcasting and cable television services, as well as equipment sales and rentals. The pro forma figures for the first half of 2001 set forth in the table below reflect the impact of property sales on Fixed-line, voice and data services — France .

	Six months ended June 30,				
	2002	2001	2001	2002/2001	2002/2001
		pro forma	historical	pro forma	historical
	(euros in millions)			(% change)	
Revenues	11,127	11,423	11,542	(2.6)%	(3.6)%
EBITDA (1)	3,643	3,927	3,993	(7.2)%	(8.8)%
Operating income (2)	2,068	2,356	2,332	(12.2)%	(11.3)%
Investments in tangible and intangible assets	1,024	1,226	1,238	(16.5)%	(17.3)%

(1) EBITDA: operating income before special items, net and depreciation and amortization
(2) Operating income before special items, net

On a pro forma basis, revenues for the Fixed-line, voice and data services — France segment decreased 2.6% for the first half of 2002. Revenues were negatively impacted by the opening of the local-call market to competition as of January 1, 2002.

In addition, revenues generated from services provided to competing domestic operators, which until the first half of 2002 had been increasing steadily, began to decrease, due both to the faster deployment of those operators' networks and the price cuts in interconnection services effective as of January 1, 2002.

These factors were partially offset by:

- *Increased revenue growth in internet services, especially from high-speed ADSL access.* The ADSL customer base reached 730,000 customers at June 30, 2002, quadrupling since the same date in 2001.
- *Steadily increasing revenues from network services (not including revenues from third-party* operators for leased lines). At the same time, France Telecom's share of the long-distance call market remained constant compared to the same period in 2001.

On a pro forma basis, EBITDA for the Fixed-line, voice and data services — France segment decreased 7.2%, between June 30, 2001 and June 30, 2002. Expenses for the segment generally remained stable.

Investments in tangible and intangible assets for the Fixed-line, voice and data services — France segment decreased 16.5% between June 30, 2001 and June 30, 2002 on a pro forma basis.

On a pro forma basis, network investments, which account for more than 59% of the segment's total capital expenditures, decreased 17% overall. The principal investment items all decreased, except for ADSL, due to network rationalization and optimization.

The other items (data processing, real estate, terminals, payphones and intangibles), accounting for 41% of all investments in tangible and intangible assets for the Fixed-line, voice and data services — France segment, decreased 16% overall, resulting from savings made globally in these activities.

Fixed-line, voice and data services — Outside France

The "Fixed-line, voice and data services — Outside France" segment includes France Telecom's activities outside France as a network operator for fixed-line telephony and data transmission services, and as a provider of broadcasting and cable television services, as well as wireless activities that have not been contributed to Orange (Voxtel in Moldavia, FTML in Lebanon and Mobinil/ECMS in Egypt ; the latter has been included in the Orange segment since July 1, 2002.)

The pro forma figures for the first half of 2001, set forth in the table below, take into account the consolidation of the TP Group as of April 1, 2001, the consolidation of Equant as of January 1, 2001, and Telecom Argentina, accounted for by the equity method as of January 1, 2001.

	Six months ended June 30,				
	2002	2001	2001	2002/2001	2002/2001
		pro forma	historical	pro forma	historical
	(euros in millions)			(% change)	
Revenues	4,602	4,668	3,078	(1.4)%	49.5%
EBITDA (1)	936	745	480	25.8%	95.0%
Operating income (2)	65	(151)	(199)	142.8%	132.7%
Investments in tangible and intangible assets	776	1,376	1,013	(43.6)%	(23.4)%

(1) EBITDA: operating income before special items, net and depreciation and amortization
(2) Operating income before special items, net

On a historical basis, revenues for Fixed-line, voice and data services — Outside France increased 49.5%, under the combined effect of several acquisitions and divestitures, including:

- the impact of Equant's reorganization as of January 1, 2002; and
- the full consolidation of TP Group as of April 1, 2002.

This increase was partially offset by accounting for Telecom Argentina under the equity method.

On a pro forma basis, revenues for the Fixed-line, voice and data services — Outside France segment decreased 1.4% compared to the same period in 2001. Revenues for Equant and the TP Group declined for the first half of 2002. At the same time, revenues for Uni2's fixed-line services in Spain continued to increase.

On a historical basis, EBITDA for the Fixed-line, voice and data services — Outside France segment increased significantly at June 30, 2002, nearly doubling compared to the same date in 2001. This increase was due largely to the above-mentioned acquisitions and divestitures.

Other subsidiaries in the segment contributed positively to the segment's EBITDA, among them Uni2, Mobinil/ECMS, or Casema.

On a pro forma basis , EBITDA increased nearly 26%.

Investments in tangible and intangible assets for the Fixed-line, voice and data services — Outside France segment decreased more than 23.4% on a historical basis between June 30, 2001 and June 30, 2002. This decrease was mainly due to accounting for Telecom Argentina under the equity method and the savings derived from synergies in the reorganized Equant. However, this decrease in capital expenditures was offset by the full consolidation of the TP

Group, which accounted for more than a third of all investments in tangible and intangible assets for Fixed-line, voice and data services — Outside France during the first half of 2002.

Equant

Following its merger with Global One, the new Equant was formed on July 1, 2001. Six-month pro forma figures have been established for Equant for 2001 and 2002 using the scope of consolidation in effect as of January 1, 2001, for the purpose of comparing the half-year figures for 2001 and 2002.

On a pro forma basis, Equant's revenues decreased in a slow economy by 5.2% at June 30, 2002 compared to the first half of 2001. Revenues from network services increased 2.9%, accounting for more than 52% of total revenues at June 30, 2002. Nonetheless, Equant's total revenues declined, due to a decrease in sales in the integration services market and, to a lesser extent, declining revenues from SITA .

In contrast, Equant's EBITDA for the first half year increased to 78 million euros on a pro forma basis at June 30, 2002, up from negative 11 million euros at June 30, 2001. This significant increase was due to effective cost control and initial savings derived from the synergies generated by the Global One merger, which led to a better network cost structure and a more streamlined sales force.

Capital expenditures decreased significantly due to the impact of the merger-generated synergies and the current slowdown in the market. Capital expenditures are primarily affected to network retrofitting, development of computer systems and market management and back-office systems.

By controlling capital expenditures and improving EBITDA, Equant reinforced its liquidity level at June 30, 2002 compared to June 30, 2001.

TP Group

TP Group (TP SA and its subsidiaries) has been fully consolidated as of April 1, 2002. Six-month pro forma figures have been established for TP Group for 2001 and 2002 using the scope of consolidation in effect as of April 1, 2001, for the purpose of comparing the half-year figures for 2001 and 2002.

On a pro forma basis, consolidated revenues for the TP Group at June 30, 2002 decreased 4%. The significant increase in wireless services achieved by the subsidiary PTK Centertel was more than offset by the decrease in fixed-line revenues. (However, taking into account the sharp depreciation of the zloty against the euro, pro forma revenues for the TP Group at constant exchange rates grew by 2.4% over the same period.)

The decrease in EBITDA, however, was more than offset by savings resulting from the operating cost-cutting program and , more significantly, the restructuring plan implemented by the TP Group. TP Group's total workforce decreased significantly, resulting in lower overall labor costs. Consequently, on a pro forma basis, EBITDA increased by more than 10% between the first half of 2001 and the first half of 2002. TP Group significantly increased operating income, with the ratio of EBITDA to revenues increasing from 36.6% at June 30, 2001 to 42.1% at June 30, 2002.

Capital expenditures for tangible and intangible assets decreased by nearly 32% with respect to pro forma figures at June 30, 2001, reflecting the ongoing optimization program initiated in 2001.

France Telecom is one of the world's leading telecommunications carriers, with over 107,3 million customers on the five continents (220 countries and territories) and consolidated operating revenues of 43 billion euros for 2001. Through its major international brands, including Orange, Wanadoo, Equant and GlobeCast, France Telecom provides businesses, consumers and other carriers with a complete portfolio of solutions that spans local, long-distance and international telephony, wireless, Internet, multimedia, data, broadcast and cable TV services.

France Telecom is the second-largest wireless operator and the number two Internet access provider in Europe, and a world leader in telecommunications solutions for multinational corporations. France Telecom (NYSE: FTE) is listed on the Paris and New York stock exchanges.

This document contains forward-looking statements, including without limitation the statements in the discussion under the heading "66.7 billion euros in net debt at June 30th", within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effects of competition; telecommunications usage levels; the availability, terms and deployment of capital for France Telecom; general economic and market conditions, particularly with respect to the telecommunications sector or affecting sales of assets; the effect of UMTS roll out and performance; and the factors listed in Item 3 of its Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on June 28, 2002. The forward-looking statements contained in this document speak only as of the date of this document and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM



Date: September 13, 2002

By: /s/ PIERRE HILAIRE
Name: Pierre Hilaire
Title: Senior Vice President Finance, France